January 25, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Rosenberg, Senior Assistant Chief Accountant

Re: CuraGen Corporation (File No. 0-23223)

Form 10-K for the year ended December 31, 2004, Filed March 14, 2005

Form 10-Q for the quarter ended March 31, 2005, Filed May 5, 2005

Form 10-Q for the quarter ended September 30, 2005, Filed November 4, 2005

Dear Mr. Rosenberg:

We hereby respond to the comments set forth in your letter dated December 23, 2005 to CuraGen Corporation and Subsidiary’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2005; the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Commission on May 5, 2005; and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 4, 2005. The comments in your letter are reproduced below, together with our responses thereto. Please note that some of our responses contain both technical discussions as well as proposed disclosures. Proposed disclosures are indicated in bold italic.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis

Results of Operation

Research and Development Expenses, Page 22

COMMENT #1: We noted your disclosure on page 22 of the cumulative costs to date for your major R&D projects. Please also disclose the costs incurred during each period presented on the project for each of your major research and development projects. Please provide us this disclosure in disclosure type format.

CuraGen Corporation

January 25, 2006

RESPONSE:

Set forth below in columns 4 and 5 are the costs incurred during the years ended December 31, 2004 and 2003, associated with each of our clinical candidates.

		Clinical Trial Costs
Therapeutic Area and Clinical Candidate	Class	Cumulative as of December 31, 2004 (since commencement of Phase I trial)	Year Ended December 31, 2004	Year Ended December 31, 2003	Indication	Trial Status
Cancer Supportive Care Velafermin (CG53135)	Protein	$16.7	$10.5	$6.2	Oral Mucositis	Phase II

Oncology PXD101	Small Molecule	$2.6	$2.6	—	Various Cancers	Phase II

Kidney Inflammation CR002	Antibody	$0.5	$0.5	—	IgA Nephropathy	Phase I

Beginning with the 2005 Form 10-K, the Company will include similar and updated tabular disclosure in its future annual and quarterly filings.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 53

COMMENT #2: Please provide us, in disclosure type format, your revenue recognition policy for grant revenue.

RESPONSE:

Grant revenue is recorded when qualifying expenses are incurred for the research that is performed as set forth under the terms of the Company’s federal grant award agreements from the National Human Genome Research Institute, one of the National Institutes of Health.

Beginning with the 2005 Form 10-K, the Company will include similar and updated disclosure in its future annual and quarterly filings.

COMMENT #3: Please tell us your basis for using the percentage of completion method to recognize revenues related to your collaboration agreements. Refer to SOP 81-1 in your response, specifically paragraph 13.

CuraGen Corporation

January 25, 2006

RESPONSE:

During 2004, substantially all collaboration revenue recognized under the proportional performance method was earned per the Pharmacogenomics Agreement By and Between CuraGen Corporation and Bayer AG (the “Bayer Agreement”). In this agreement Bayer AG (“Bayer”) had a fixed quarterly commitment to pay the Company non-refundable fees for services to be performed over a specified period of time during the term of the agreement. The scope and timing of these services are not defined in the agreement. However, during the term of the agreement Bayer submitted projects, of which the timing and costs were negotiated and agreed upon by both parties.

The Company notes that the SEC Staff addressed the question of whether long-term service contracts are within the scope of Statement of Position SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). In addressing this question, the SEC Staff looked to footnote 1 of SOP 81-1, which states that:

This Statement is not intended to apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions.

In a December 2002 speech given by Michael Thompson at the annual SEC development conference, comments made indicated that “service contracts, other than those specifically identified in SOP 81-1 (such as architectural design and engineering services, or services provided in connection with construction/production contracts that are within the scope of SOP 81-1) are outside the scope of SOP 81-1.” Therefore, the Company believes the primary research literature for a long-term service contract should be Staff Accounting Bulletin Release Topic 13: Revenue Recognition (“Topic 13”)

Deferral of Revenue

The interpretive response to Section (A3f) Question No. 1 of Topic 13 states that:

Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance, and generally should be deferred and recognized systematically over the periods that the fees are earned. [footnote omitted]

Per the Bayer Agreement, Bayer had a fixed quarterly commitment to pay the Company non-refundable fees for services to be performed over a specified period of time during the term of the agreement. Our research services provided are essential to Bayer receiving the expected benefit of the up-front payments. Therefore the Company concluded that the deferral of revenue is appropriate until such time that the services subject to the term of the agreement are rendered.

Amortization Period

As indicated above within Topic 13, revenue should be “recognized systematically over the periods that the fees are earned”. This is elaborated on in footnote 40 that states “a systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed”. The Company considered 1) the straight line method, and 2) the proportional performance method, as potential amortization patterns. The Company considered the proportional performance method based upon the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. The Company and Bayer negotiate the work to be performed, the phases of the work and related pricing. Under the proportional performance method, revenue is recognized in proportion to the level of service provided on a systematic and rational basis. As the Company

CuraGen Corporation

January 25, 2006

performs each phase, revenue is recognized for the underlying service. Since the scope and timing of services is defined over time during the term of the agreement, the Company has concluded that the straight line method is not appropriate and that the proportional performance method based on services rendered as compared to total services to be rendered for the completion of each individual project, is the most appropriate method for the Bayer Agreement as it is a better measure of the pattern of when the revenue is earned.

In our footnote we erroneously referred to this method of accounting as percentage-of-completion when in fact we are using proportional performance.

Collaboration revenue is recognized based upon defined metrics of completion, as outlined in the respective agreements, which includes proportional performance, milestones, and project specific deliverables. These metrics are reviewed internally each month to determine the work performed, deliverables met, and, if required, deliverables accepted by the collaborator. Deferred revenue arising from payments received under collaborative agreements is recognized as income when earned.

Beginning with the 2005 Form 10-K, the Company will include similar and updated disclosure in its future quarterly and annual filings.

Form 10-Q for the quarter ended March 31, 2005

Note 2. Significant Accounting Policy

Revenue Recognition, Instrument and Reagent Sales, page 6

COMMENT #4: Please provide us, in disclosure type format, your return policy related to the sale of reagents and instruments. Provide us your analysis of why revenue recognition is appropriate under paragraph 6 of FAS 48.

RESPONSE:

The Company’s return policies for product sales require that the Company either replace defective products with new products or repair the defective products.

Beginning with the 2005 Form 10-K, the Company will include similar and updated disclosure in its future annual and quarterly filings.

Analysis of Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists” (“SFAS 48”):

The Company performed research regarding SFAS No. 48 and concluded that SFAS 48 does not apply per paragraph 4(c) of the standard as the Company does not grant customers the right of return unless the product is proven to be defective in which case the Company will replace the defective products with new products or repair the defective products. Warranty obligations are accrued when such costs become probable and reasonably estimable and to date, such costs have not been significant.

Note 7. Inventory, page 9

COMMENT #5: Please tell us why you record non-lot controlled items at the lower of cost or market and lot controlled items on a specific identification basis.

RESPONSE:

All of the Company’s inventory is recorded at the lower of cost or market. Cost is determined using the first-in-first out method for non-lot controlled items and on the specific identification basis for lot controlled items. Cost includes material, labor and manufacturing overhead costs.

CuraGen Corporation

January 25, 2006

Form 10-Q for the Quarter ended September 30, 2005

Note 2. Significant Accounting Policy, page 6

COMMENT #6: With regard to your milestone revenue recognition policy, you state that you will recognize revenue on a straight line basis beginning on the date the milestone was earned. Please tell us the basis for that accounting methodology and the consideration given to recognizing a portion of the milestones received from Roche for past R&D services.

RESPONSE:

The milestone payments are outlined in the License, Supply and Distribution agreement dated May 11, 2005 between 454 Life Sciences Corporation, a majority-owned subsidiary of the Company, and F. Hoffman-La Roche Ltd (the “Roche License Agreement”). Under the Roche License Agreement, the Company is entitled to certain up-front payments, as well as several milestone payments to be received upon the achievement of specified milestones as outlined in the Roche License Agreement. The Company concluded that the up-front payments should be deferred and amortized into revenue on a straight line basis from the effective date of the agreement through the end of the agreement term. In addition, revenue from milestone payments which are determined to be non-substantive should be recognized on a straight line basis beginning on the date the milestone was earned through the end of the Roche License Agreement. Substantive sales-based milestones will be recorded in revenue as earned. However, the majority of the milestones under the Roche License Agreement were determined to be non-substantive. The Company’s conclusions were based on the following analysis:

1) Application of EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”)

The Company first considered the application of EITF 00-21 in determining whether the arrangement contains multiple deliverables. In helping make this determination, EITF 00-21 paragraph 2 states that:

in applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.

On May 11, 2005, the Company also entered into a research and development agreement with Roche (the “Roche R&D Agreement”), the purpose of which was to further the development of DNA sequencing technology. The term of the Roche R&D Agreement is for 5 years. The Company considered the Roche License Agreement and Roche R&D Agreement as a single arrangement for purposes of determining whether there are one or more units of accounting. The Company considered whether the arrangement included multiple deliverables and concluded that the arrangement, in substance, contained one deliverable, that being the sale of future product. In response to the Staff’s comment, the Company considered that the performance of past R&D services was not a deliverable of the overall arrangement. Without the Roche License Agreement in place, the research developed under the Roche R&D Agreement is of little value to Roche on a stand-alone basis. It is expected that substantially all of the research conducted under the Roche R&D Agreement will be in connection with new products for future license under the Roche License Agreement. Accordingly, the opportunity for Roche to generate value from the research is through the future sale of licensed product, which is outlined in the Roche License Agreement.

CuraGen Corporation

January 25, 2006

2) Application of Topic 13

Deferral of Revenue

The Company concluded that Topic 13 Section (f) “Nonrefundable up-front fees” applies to the non-substantive milestones since they are not received in exchange for products delivered or services performed that represent the culmination of a separate earning process Accordingly, the Company believes that the deferral of revenue is appropriate in this case. In a December 2002 speech given by Michael Thompson at the annual SEC development conference, comments made indicated that “for long-term service arrangements, revenue should generally be accounted for using a method that recognizes revenue as services are performed using output measures.” The Company considered future product sales during the term of the Roche License Agreement to be the appropriate output measures. With respect to milestones considered to be substantive, the Company will not defer the revenue in these cases, but instead will record the milestones as revenue when earned.

Amortization period and method of amortization of deferred milestones

The Roche License Agreement term ends in October 2010. Topic 13 indicates that the amortization period should be based on a systematic method unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern. Under the Roche License Agreement the Company considered either future sales (proportional) or straight line as potential amortization methods for both the up-front payments and milestone payments determined to be non-substantive.

The Company noted that estimates of future sales under the Roche License Agreement are subjective and contain an inherent uncertainty. The Company believes that sales will grow steadily over the agreement term presuming that there is market acceptance. Based upon best estimates of when milestones would be reached, the Company determined that the result of using the straight line method of amortization was directionally consistent with that of using future sales forecasts. Accordingly, up-front payments are being deferred and amortized into revenue on a straight line basis from the effective date of the agreement through the end of the agreement term, which provides an objective method by which to record periodic amortization. The Company recently determined that the effective date of the agreement should be the date of the commercial launch, October 3, 2005, rather than the date the agreement was executed, May 11, 2005. As a result of this determination, revenues originally recorded under this agreement in the Company’s third quarter totaling $545k will be adjusted by way of an amended third quarter Form 10-Q filing. Non-substantive milestone payments are being recognized on the straight line basis prospectively from the date the milestone is met over the remaining term of the agreement.

Management’s Discussion and Analysis

Results of Operations

Instrument and Reagent Sales, Page 15

COMMENT #7: With regard to your instrument sales to Roche, please tell us why it is appropriate to recognize revenue upon shipment. Confirm that you do not have an obligation to install the equipment or train personnel related to these sales.

CuraGen Corporation

January 25, 2006

RESPONSE:

The Company does not recognize revenue until a) persuasive evidence of an arrangement exists, b) delivery has occurred or services have been rendered, c) the seller’s price to the buyer is fixed or determinable and d) collectibility is reasonably assured. With respect to the delivery and performance considerations, risk of loss transfers to Roche once the Company’s products are loaded onto a Roche carrier. All of the Company’s shipments to Roche have been via a carrier that has been hired by Roche. The Company has never replaced, or provided other concessions for, any product that may have been damaged during the time that the product was placed on the carrier to the time received by the customer. Additionally, the Company does not have any contractual obligation to install the Genome Sequencer 20 System or train Roche customers on the use of the Genome Sequencer 20 System, as this is Roche’s obligation.

Item 4(b) Changes in Internal Controls, page 38

COMMENT #8: You stated that “as of September 30, 2005, our disclosure controls and procedures were adequate.” Unless you can confirm for us that the disclosure controls and procedures were “effective” and that you represent that you will correct in future filings, an amendment to your filing will be necessary to indicate that the controls were not effective. Please refer to Release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports: Quarterly Evaluations of Internal Control over Financial Reporting.

RESPONSE:

As of September 30, 2005, our disclosure controls and procedures were adequate and effective. The language included in the Third Quarter 2005 Form 10-Q had changed slightly and mistakenly omitted the word “effective”. Beginning with the 2005 Form 10-K, the Company will include similar and updated disclosure in its future annual and quarterly filings.

Please call me at (203) 871-4352 with any comments or questions regarding this response letter or the Form 10-K and/or 10-Q’s.

Very truly yours,

/s/ David M. Wurzer

David M. Wurzer

Executive Vice-President, Chief Financial Officer

and Treasurer

cc:	Sasha Parikh, Staff Accountant

Securities and Exchange Commission

Mary Mast, Review Accountant

Securities and Exchange Commission

Michael L. Fantozzi, Esq.,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Stuart Morrison, Partner

Deloitte & Touche, LLP